EXHIBIT 4.1

PROMISSORY NOTE

Principal Amount: $3,000,000	Issuance Date: August 27, 2021

FOR VALUE RECEIVED, Recruiter.com Group, Inc., a Nevada corporation (“Maker”), hereby promises to pay to the order of Novo Group, Inc., a Delaware corporation (the “Holder”), in the manner hereinafter provided, the principal amount of THREE MILLION DOLLARS ($3,000,000.00) (the “Principal Amount”) together with interest on the outstanding Principal Amount from the date of issuance of this Note (the “Issuance Date”) from time to time as set forth in this Note, with the last such payment due on February 1, 2024 (the “Maturity Date”). This Promissory Note (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, this “Note”) shall accrue simple interest at the rate of 6% per annum (the “Interest Rate”). Interest shall be payable in arrears and calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. Accrued but unpaid interest shall be due and payable together with each payment of the Principal Amount set forth in this Note.

1. Purchase Agreement. This Note has been executed and delivered pursuant to and in accordance with the terms and conditions of an Asset Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which Maker is purchasing from Holder substantially all of the assets of Holder. Capitalized terms used in this Note without definition shall have the meanings set forth in the Purchase Agreement.

2. Manner of Payment. All payments of the Principal Amount and interest on this Note shall be made by wire transfer of immediately available funds to an account designated by the Holder in writing. If any payment of the Principal Amount or interest on this Note is due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by law to be closed for business.

(a) Payment Schedule. Maker shall make monthly payments of the Principal Amount and interest in accordance with the schedule attached hereto as Exhibit A;

(b) Prepayment. Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding Principal Amount due under this Note, provided that each such prepayment is accompanied by accrued but unpaid interest on the Principal Amount prepaid calculated to the date of such prepayment.

3. Events Of Default. The occurrence of any one or more of the following events shall constitute an event of default hereunder (“Event of Default”):

(a) If Maker shall fail to pay when due any payment of the Principal Amount or interest on this Note, and such failure continues for ten (10) business days following such due date.

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(b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due.

(c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of its properties; or (iii) orders the liquidation of Maker.

(d) If Maker enters into any of the following: (i) any merger, acquisition of its equity interests, consolidation, or other similar transaction; (ii) the sale, transfer, lease, license or other disposition of all or substantially all of its assets; or (iii) any transaction or series of related transactions pursuant to which any third party person or “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the total voting power of Maker’s then outstanding securities.

(e) If any lender(s) of Maker accelerates any indebtedness of Maker following a default by Maker.

4. Remedies Upon Event of Default. Upon the occurrence of an Event of Default hereunder and for so long as the Event of Default remains uncured, the interest rate hereunder shall be 12%, and, the Holder at its option, may: (i) declare the entire unpaid Principal Amount then outstanding and all unpaid accrued interest owing on this Note, due and payable immediately upon written notice to Maker; (ii) pursue any and all other remedies available to the Holder at law or equity; or (iii) pursue any combination of the above. Maker shall pay all reasonable costs and expenses incurred by or on behalf of the Holder in connection with the Holder’s exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys’ fees. The rights and remedies of Holder under this Note shall be cumulative and not alternative. No waiver by Holder of any right or remedy under this Note or any Event of Default shall be effective unless in a writing signed by Holder. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Holder will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Maker waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

5. Miscellaneous.

5.1 Mutilated, Lost, Stolen or Destroyed Note. In case this Note shall be mutilated, lost, stolen or destroyed, Maker shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, a new Note of like tenor, but only upon receipt of evidence reasonably satisfactory to Maker of such loss, theft, or destruction of such Note and reasonable indemnity or bond, if requested, also reasonably satisfactory to Maker. The Holder shall pay the reasonable costs incurred by the Maker in carrying out its obligations under this Section 5.1.

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5.2 Maximum Interest. Maker and the Holder intend to conform strictly to the applicable usury laws. In no event shall the Holder be entitled to interest exceeding the maximum rate permitted by law. If the Holder ever receives an amount designated as interest which would exceed the highest lawful rate, the amount which would be excessive interest shall be considered to be a reduction of principal and not a payment of interest.

5.3 Notices. All notices and other communications required or permitted by this Note shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid); (b) sent by facsimile or e-mail, or (c) sent by registered or certified mail, return receipt requested, in each case to the following addresses or email addresses (or to such other address as Maker or the Holder may designate by notice to the other):

If to the Holder:

Novo Group, Inc

5390 Hunt Club Road
Racine, WI 53402

Attention: Michael Harris

with a copy to:

Reinhart Boerner Van Deuren s.c.

1000 N. Water Street, Suite 1700

Milwaukee, WI 53202

Phone: (414) 298-8188

Email: khowley@reinhartlaw.com

Attention: Kevin Howley

If to Maker:

Recruiter.com Group, Inc.

100 Waugh Drive, Suite 300

Houston, Texas 77007

All notices and other communications shall be deemed have been duly given (as applicable): if delivered by hand, when delivered by hand; if delivered by overnight service, when delivered by nationally recognized overnight service; if delivered by courier, when delivered by courier; if sent via registered or certified mail, five (5) Business Days after being deposited in the mail, postage prepaid; or if delivered by email, when transmitted if transmitted without indication of delivery failure prior to 5:00 p.m. local time for the recipient (and if transmitted without indication of delivery failure after 5:00 p.m. local time for the recipient, then delivery will be deemed duly given at 9:00 a.m. local time for the recipient on the subsequent Business Day).

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5.4 Entire Agreement. This Note supersedes all prior agreements, whether written or oral, between Maker and the Holder with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between Maker and the Holder with respect to its subject matter. All parties hereto have had the opportunity to review this Note with their counsel. This Note is the result of good faith, arms-length negotiations.

5.5 Modifications; Waiver. No provision of this Note may be amended, supplemented, waived or otherwise modified except by a written agreement mutually executed by Maker and the Holder. Neither any failure nor any delay by Maker or the Holder in exercising any right, power or privilege under this Note or any of the documents referred to in this Note will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

5.6 Assignments, Successors and No Third Party Rights. Neither Maker nor the Holder may assign any of its rights or delegate any of its obligations under this Note without the prior written consent of the other. Any purported assignment without written consent of the other party shall be void and of no effect. This Note will apply to, be binding in all respects upon and inure to the sole benefit of the successors and permitted assigns of Maker and the Holder. Nothing expressed or referred to in this Note will be construed to give any person other than Maker and the Holder any legal or equitable right, remedy or claim under or with respect to any provision of this Note. Notwithstanding anything herein to the contrary, Holder may assign this note to the Selling Shareholders or to a trust created for the benefit of the Selling Shareholders (in connection with the Dissolution of Holder), without the prior written consent of Maker.

5.7 Severability. If any provision of this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

5.8 Governing Law; Consent to Jurisdiction. This Note shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive venue and jurisdiction of the state or federal courts located in the State of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Note and the transactions contemplated hereby, and agrees that such venue and jurisdiction are appropriate and convenient for the parties. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Note. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

5.9 Time of Essence. With regard to all dates and time periods set forth or referred to in this Note, time is of the essence.

[Signature page follows]

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IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

Recruiter.com Group, Inc.
By: __________________________________ Name: Evan Sohn Title: President

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EXHIBIT A

Payment Schedule

	Payment	Beginning			Total	Ending
	Date	Balance	Principal	Interest	Payment	Balance

1	10/1/2021	3,000,000	70,000	15,000.00	85,000	2,930,000
2	11/1/2021	2,930,000	70,350	14,650.00	85,000	2,859,650
3	12/1/2021	2,859,650	70,702	14,298.25	85,000	2,788,948
4	1/1/2022	2,788,948	71,055	13,944.74	85,000	2,717,893
5	2/1/2022	2,717,893	71,411	13,589.46	85,000	2,646,482
6	3/1/2022	2,646,482	71,768	13,232.41	85,000	2,574,715
7	4/1/2022	2,574,715	72,126	12,873.57	85,000	2,502,588
8	5/1/2022	2,502,588	72,487	12,512.94	85,000	2,430,101
9	6/1/2022	2,430,101	72,849	12,150.51	85,000	2,357,252
10	7/1/2022	2,357,252	73,214	11,786.26	85,000	2,284,038
11	8/1/2022	2,284,038	73,580	11,420.19	85,000	2,210,458
12	9/1/2022	2,210,458	73,948	11,052.29	85,000	2,136,511
13	10/1/2022	2,136,511	99,317	10,682.55	110,000	2,037,193
14	10/1/2022	2,037,193	99,814	10,185.97	110,000	1,937,379
15	11/1/2022	1,937,379	100,313	9,686.90	110,000	1,837,066
16	12/1/2022	1,837,066	100,815	9,185.33	110,000	1,736,251
17	1/1/2023	1,736,251	101,319	8,681.26	110,000	1,634,933
18	2/1/2023	1,634,933	101,825	8,174.66	110,000	1,533,107
19	3/1/2023	1,533,107	102,334	7,665.54	110,000	1,430,773
20	4/1/2023	1,430,773	102,846	7,153.86	110,000	1,327,927
21	5/1/2023	1,327,927	103,360	6,639.63	110,000	1,224,566
22	6/1/2023	1,224,566	103,877	6,122.83	110,000	1,120,689
23	7/1/2023	1,120,689	104,397	5,603.45	110,000	1,016,293
24	8/1/2023	1,016,293	104,919	5,081.46	110,000	911,374
25	9/1/2023	911,374	150,443	4,556.87	155,000	760,931
26	10/1/2023	760,931	151,195	3,804.65	155,000	609,736
27	11/1/2023	609,736	151,951	3,048.68	155,000	457,784
28	12/1/2023	457,784	152,711	2,288.92	155,000	305,073
29	1/1/2024	305,073	153,475	1,525.37	155,000	151,599
30	2/1/2024	151,599	151,599	757.99	152,357	0

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